                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  X      Annual report pursuant to Section 15(d) of the Securities Exchange Act
-----      of 1934 (No fee required)

For the fiscal year ended March 31, 2000
                          ----------------------------------

or


         Transaction report pursuant to Section 15(d) of the Securities Exchange
-----      Act of 1934 (No fee required)

         For the transaction period from ___________ to _________

         Commission file number 0-14379
                                ----------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employees Stock Ownership Plan, 4419 Cowan Road, Tucker,
----------------------------------------------------------------------------
Georgia 30084-4441
---------------------

         B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4419 Cowan
                                          ----------------------------------
Road, Tucker, Georgia 30084-4441
-----------------------------------

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) AND ESOP Plan
                ----------------------------------------------------------------
                                                  (Name of Plan)



Date  October 18, 2000            By /s/ Ernest F. Ritter, Jr.
      ------------------               -------------------------
                                       Ernest F. Ritter, Jr.
                                       Sr. Vice President

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999



                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of March 31, 2000
                  and 1999

         Statements of Changes in Net Assets Available for Benefits for the years ended March 31, 2000 and 1999

         Notes to Financial Statements


SUPPLEMENTARY SCHEDULES:

         Form 5500 - Schedule of Assets Held for Investment Purposes

                          INDEPENDENT AUDITOR'S REPORT


To The Administrative Committee
of the Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of March 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       /s/ Windham Brannon, P.C.

October 12, 2000

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 2000

                                                                           Non-
                                                    Participant        Participant
                                                     Directed            Directed             Cash                Total
                                                    -----------        -----------         -----------         -----------
ASSETS:
  Cash                                              $       178        $    88,988         $    31,585         $   120,751
                                                    -----------        -----------         -----------         -----------
  Investments, at fair value:
    Shares of registered investment companies:
      MassMutual Guaranteed Interest Fund II            893,434                 --                  --             893,434
      MassMutual Balanced Fund                          797,142                 --                  --             797,142
      MassMutual Core Equity Fund                     1,139,836                 --                  --           1,139,836
      MassMutual International Equity Fund              876,542                 --                  --             876,542
    Eagle Bancshares, Inc. common stock               1,619,659          4,449,503                  --           6,069,162
                                                    -----------        -----------         -----------         -----------
      Total Investments                               5,326,613          4,449,503                  --           9,776,116
                                                    -----------        -----------         -----------         -----------
  Receivables:
    Overpayment                                              --                 --               4,757               4,757
    Participant contributions                                --                 --              25,524              25,524
    Employer contributions                              189,945            274,400                  --             464,345
                                                    -----------        -----------         -----------         -----------
      Total Receivables                                 189,945            274,400              30,281             494,626
                                                    -----------        -----------         -----------         -----------
      Total Assets                                    5,516,736          4,812,891              61,866          10,391,493

LOANS PAYABLE                                                --         (1,886,360)                 --          (1,886,360)

INTEREST PAYABLE                                             --           (157,384)                 --            (157,384)

DISTRIBUTIONS PAYABLE                                        --                 --                  --                  --

PENDING FUND TRANSFERS                                  118,254            (56,388)            (61,866)                 --
                                                    -----------        -----------         -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $ 5,634,990        $ 2,712,759         $        --         $ 8,347,749
                                                    ===========        ===========         ===========         ===========


        The accompanying notes are an integral part of these statements.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 1999

                                                                           Non-
                                                    Participant        Participant
                                                     Directed            Directed             Cash                Total
                                                    -----------        -----------         -----------         -----------
ASSETS:
  Cash                                              $    26,165        $   103,243         $    50,641         $   180,049
                                                    -----------        -----------         -----------         -----------
  Investments, at fair value:
    Shares of registered investment companies:
      MassMutual Guaranteed Interest Fund II            924,598                 --                  --             924,598
      MassMutual Balanced Fund                          821,252                 --                  --             821,252
      MassMutual Core Equity Fund                     1,201,485                 --                  --           1,201,485
      MassMutual International Equity Fund              605,262                 --                  --             605,262
    Eagle Bancshares, Inc. common stock               1,466,799          5,554,434                  --           7,021,233
                                                    -----------        -----------         -----------         -----------
      Total Investments                               5,019,396          5,554,434                  --          10,573,830
                                                    -----------        -----------         -----------         -----------
  Receivables:
    Overpayments                                             --                 --              32,985              32,985
    Participant contributions                            83,478                 --                  --              83,478
    Employer contributions                              241,231            123,037                  --             364,268
                                                    -----------        -----------         -----------         -----------
      Total Receivables                                 324,709            123,037              32,985             480,731
                                                    -----------        -----------         -----------         -----------
      Total Assets                                    5,370,270          5,780,714              83,626          11,234,610

LOANS PAYABLE                                                --         (1,977,814)                 --          (1,977,814)

INTEREST PAYABLE                                             --            (63,489)                 --             (63,489)

DISTRIBUTIONS PAYABLE                                        --             (5,331)             (5,305)            (10,636)

PENDING FUND TRANSFERS                                  102,609            (24,288)            (78,321)                 --
                                                    -----------        -----------         -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $ 5,472,879        $ 3,709,792         $        --         $ 9,182,671
                                                    ===========        ===========         ===========         ===========


   The accompanying notes are an integral part of these financial statements.

                    TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                  401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED MARCH 31, 2000

                                                                            Non-
                                                     Participant        Participant
                                                      Directed            Directed             Cash                Total
                                                     -----------        -----------         -----------         -----------
ADDITIONS TO NET ASSETS:
     Investment income                               $   126,806        $   146,249         $        --         $   273,055
     Net appreciation (depreciation) in
       current value of investments                      294,173           (169,361)                 --             124,812
                                                     -----------        -----------         -----------         -----------
       Total Investment Income (Loss)                    420,979            (23,112)                 --             397,867
                                                     -----------        -----------         -----------         -----------
     Participant Contributions                           812,421                 --                  --             812,421
                                                     -----------        -----------         -----------         -----------
     Employer Contributions:
       Employer match                                    265,746                 --                  --             265,746
       ESOP contribution                                      --            274,903                  --             274,903
       Forfeitures                                       (35,465)           (41,485)                 --             (76,950)
                                                     -----------        -----------         -----------         -----------
         Total Employer Contributions                    230,281            233,418                  --             463,699
                                                     -----------        -----------         -----------         -----------
         Total Additions                               1,463,681            210,306                  --           1,673,987
                                                     -----------        -----------         -----------         -----------
DEDUCTIONS FROM NET ASSETS:
     Administrative fees                                  14,453                295                  --              14,748
     Benefits paid to participants                     1,287,541          1,053,220                  --           2,340,761
     Interest expense                                         --            153,400                  --             153,400
                                                     -----------        -----------         -----------         -----------
         Total Deductions From Net Assets              1,301,994          1,206,915                  --           2,508,909
                                                     -----------        -----------         -----------         -----------
         Net increase (decrease) prior to
          interfund transfers                            161,687           (996,609)                 --            (834,922)

INTERFUND TRANSFERS                                          424               (424)                 --                  --
                                                     -----------        -----------         -----------         -----------
NET INCREASE (DECREASE)                                  162,111           (997,033)                 --            (834,922)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of Year                                 5,472,879          3,709,792                  --           9,182,671
                                                     -----------        -----------         -----------         -----------
     End of Year                                     $ 5,634,990        $ 2,712,759         $        --         $ 8,347,749
                                                     ===========        ===========         ===========         ===========


     The accompanying notes are an integral part of these financial statements.

                    TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                  401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED MARCH 31, 1999

                                                                             Non-
                                                      Participant        Participant
                                                       Directed            Directed             Cash                Total
                                                      -----------        -----------         -----------         -----------
ADDITIONS TO NET ASSETS:
      Investment income                               $   155,979        $   269,718         $        --         $   425,697
      Net appreciation (depreciation) in
        current value of investments                     (597,574)        (2,460,248)                 --          (3,057,822)
                                                      -----------        -----------         -----------         -----------

          Total Investment Income (Loss)                 (441,595)        (2,190,530)                 --          (2,632,125)
                                                      -----------        -----------         -----------         -----------
      Participant contributions and rollovers           1,033,121                 --                  --           1,033,121
                                                      -----------        -----------         -----------         -----------
      Employer contributions:
        Other receivables                                      --                 --                  --                  --
        Employer match                                    332,577                 --                  --             332,577
        ESOP contribution                                      --            250,360                  --             250,360
        Forfeitures                                       (91,346)                --                  --             (91,346)
                                                      -----------        -----------         -----------         -----------
            Total Employer Contributions                  241,231            250,360                  --             491,591
                                                      -----------        -----------         -----------         -----------
            Total Additions (Reductions)                  832,757         (1,940,170)                 --          (1,107,413)
                                                      -----------        -----------         -----------         -----------
DEDUCTIONS FROM NET ASSETS:
      Administrative fees                                  18,729                 --                  --              18,729
      Benefits paid to participants                       890,601            391,533                  --           1,282,134
      Interest expense                                         --            105,600                  --             105,600
                                                      -----------        -----------         -----------         -----------
            Total Deductions From Net Assets              909,330            497,133                  --           1,406,463
                                                      -----------        -----------         -----------         -----------
            Net increase (decrease) prior to
             interfund transfers                          (76,573)        (2,437,303)                 --          (2,513,876)

INTERFUND TRANSFERS                                       122,078           (122,078)                 --                  --
                                                      -----------        -----------         -----------         -----------
NET INCREASE (DECREASE)                                    45,505         (2,559,381)                 --          (2,513,876)

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                                 5,427,374          6,269,173                  --          11,696,547
                                                      -----------        -----------         -----------         -----------
      End of Year                                     $ 5,472,879        $ 3,709,792         $        --         $ 9,182,671
                                                      ===========        ===========         ===========         ===========


     The accompanying notes are an integral part of these financial statements.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999



1.       DESCRIPTION OF PLAN

         The following description of Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

         The Plan is a defined contribution plan covering all employees of Tucker Federal Bank (the Company) with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. It is administered by an Administrative Committee and Trustees who are employees of the Company. Committee members are designated by the Board of Directors of Eagle Bancshares, Inc. and Subsidiaries (Bancshares), the parent company of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Prior to April 1, 1994, the retirement plan known as the Tucker Federal Savings and Loan Association and Subsidiary 401(k) Retirement Plan did not offer Bancshares' stock as a participant directed investment choice. Effective April 1, 1994, the plan and the Tucker Federal Savings and Loan Association Employee Stock Ownership Plan were merged. The plan documents were restated to reflect the provision of both plans. Under the Plan, participants may direct deferred salary monies toward purchasing Bancshares' stock as a participant directed investment choice in the Plan.

CONTRIBUTIONS

         For the years ended March 31, 2000 and 1999, employees could contribute to the participant directed portion of the Plan up to twenty-five percent of their compensation, not to exceed $10,000 and subject to certain other limitations. In 2000 and 1999, the Company matched 50% of employee contributions up to 6% of the employee's compensation. The matching percentage and percentage of employee's compensation the Company matches is discretionary and can be adjusted by the Board of Directors of the Company each year.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


         The Company may also contribute to the non-participant directed portion of the Plan an amount from its current or accumulated net profits that is determined annually at the discretion of the Company's Board of Directors. The Company's contributions for the Plan years ending March 31, 2000 and 1999, were approximately $275,000 and $250,000, respectively.

         The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 and the regulations thereunder, and is subject to the applicable provisions of ERISA.

PARTICIPANT ACCOUNTS

         Each participant's directed account is credited with participant voluntary contributions, the Company's matching contribution and earnings of their directed account. Participants having 1,000 or more hours of service during the Plan year and being employed on the last day of the Plan year have an ESOP account which is credited with the Company's ESOP contribution and dividend income. The ESOP contribution is allocated in the same proportion that the annual compensation for each participant bears to the total annual compensation paid to all participants for the Plan year. Dividends are allocated based on the number of shares owned by each participant's ESOP account.

         ESOP contributions and dividend income are used by the Trust to reduce the principal balance of any outstanding ESOP loan. As such, an amount of Eagle Bancshare's stock equal in value to such ESOP contributions and dividend income is allocated to each participant's ESOP account.

         The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended March 31, 2000 and 1999 were $76,950 and $91,346, respectively. As of March 31, 2000, all persons who had elected to withdraw from the Plan had been paid. At March 31, 2000, $2,340,761 of the net asset balance represented amounts allocated to accounts of retired or separated participants entitled to receive future benefits.

         All Eagle Bancshare's stock held in the Trust shall generally be voted by the Trustees. However, each participant may direct the Trustees as to the exercise of any voting rights attributable to shares then allocated to participant directed and non-participant directed Eagle Bancshare accounts. As a matter of practice, on all shareholder voting matters the Trustees solicit instruction from participants.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


INVESTMENTS

         Participants direct their voluntary contributions and the employer matching contributions into five investment options, which may be changed quarterly.

VESTING

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants become fully vested in Company contributions and earnings thereon after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale through the sixth year.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% vested in Company contributions.

BENEFIT PAYMENTS

         Upon termination, retirement, death or disability, participants may elect to have their account balance paid in a lump sum or, in installments, or to defer commencement of benefit payments. If employment is terminated during the Plan year for reasons other than normal retirement or death and the participant's account balance is $3,500 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The Plan's investments are stated at fair value. Shares of registered investment companies owned in the Plan are valued at their net asset value, which is based on quoted market prices of the securities held by the registered investment company.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


         As of March 31, 2000 and 1999, Bancshares' stock was recorded by the Plan at a fair value of $16.75 and $17.25 per share, respectively. Fair value is determined by its quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The majority of administrative expenses for the Plan are paid directly by the Company.

3.       INVESTMENTS

         Except for the Eagle Bancshares Fund, all of the participant directed investments are held by Massachusetts Mutual Life Insurance Company in pooled separate account funds and guaranteed interest account funds. A description of each investment option follows:

         Investments through Annuity Contracts with Massachusetts Mutual:

                  Guaranteed Interest Fund II - This fund guarantees a fixed rate of return to participants. The fund's portfolio is composed primarily of high quality, fixed income investments including public bonds, private placements, commercial mortgage loans, and short-term investments.

                  Balanced Fund (Separate Investment Account M) - This account seeks to achieve a high total rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The separate account purchases shares of Mass Mutual Balanced Fund - a mutual fund which invests primarily in a mix of fixed-income and equity securities and money market investments. Asset allocation targets are 45% to 65% stocks, 10% to 25% bonds, and 10% to 45% cash. As economic and financial market conditions change, the allocations within the ranges are adjusted to take advantage of the changing conditions.

                  Core Equity Fund (Separate Investment Account A) - This account seeks to achieve long-term growth of capital and income by constructing a portfolio of companies of superior investment quality selling at discounted valuation levels. The separate account purchases shares of Mass Mutual Value Equity Fund - a mutual fund which invests primarily in common stocks of larger, well-established companies with market capitalizations in excess of $2 billion and a history of operations of five years or more.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


                  International Equity Fund (Separate Investment Account I) - This account purchases shares of Mass Mutual International Equity Fund - a mutual fund which invests in a diversified portfolio of common stocks of companies domiciled in foreign countries and the United States. The fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The fund is diversified by country and industry group to moderate risk.

                  Eagle Bancshares Fund - This fund allows the employees to accumulate capital ownership through investments in the publicly traded shares of Eagle Bancshares, Inc.

         Additional investments at March 31, 2000 and 1999, consist solely of 362,338 and 407,028 shares of Bancshares' common stock at a fair value of $6,069,162 and $7,021,233 and a cost of $5,270,721 and $5,593,630, respectively.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated April 8, 1996, that the Plan is qualified under the appropriate sections of the Code.

5.       LOANS PAYABLE

         On July 10, 1998, the Plan entered into $2,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.50% annually. The proceeds of the loan were used to purchase Bancshares' common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over ten years with a maturity date of July 10, 2008.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                             #58-0674574 PLAN #002
                                 MARCH 31, 2000

Form 5500 - Schedule of Assets Held for Investment Purposes:

Identity of Issue                                   Description                                   Current Value
-----------------                                   -----------                                   -------------
Mass Mutual Guaranteed Interest
  Fund II                                          893,433.72 units                               $   893,434

Mass Mutual Balanced Fund                           2,209.295 units                                   797,142

Mass Mutual Core Equity Fund                         233.3793 units                                 1,139,836

Mass Mutual International Equity                   2,011.8846 units                                   876,542
  Fund

Eagle Bancshares, Inc.                                362,338 shares of common stock                6,069,162
                                                                                                  -----------

  Total Investments                                                                               $ 9,776,116
                                                                                                  ===========

                         INDEPENDENT AUDITOR'S CONSENT


To The Administrative Committee
Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

         We consent to the inclusion of our report dated October 12, 2000 on the audit of the financial statements of the TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN as of March 31, 2000 and 1999, and for the years then ended in the issuance of the Plan's 2000 11-K.



                                                       /s/ Windham Brannon, P.C.


October 16, 2000